QUALM MANAGEMENT ENGAGED FOR SOCIAL MEDIA COMMUNICATIONS
Prime focus on investor communications, engagement & dialogue

For Immediate Release

March 5, 2012 – Vancouver, BC – RainChief Energy Inc. (OTCBB: RCFEF) today announced the execution of a contract with Toronto-based Qualm Management & Advisory Ltd. (Qualm). The contract covers the engagement of Qualm to represent RainChief in the area of new media investor and public communications.

In announcing the Qualm contract, RainChief CEO, Paul Heney stated, “Qualm brings to RainChief a proven level of success in both communicating with and engaging investors as to the company’s on-going activities and developments. Their communication’s execution includes the use of broad, far-reaching social media outlets, including Facebook and Twitter.”

Qualm provides a number of necessary IT communication services including enhanced shareholder communication services for publicly-traded companies using proprietary software that increases a company’s online presence, search engine positioning and brand awareness while simultaneously increasing shareholder base. The services enable faster and more immediate methods of shareholder communications through the use of social media-focused proprietary software.

RainChief Energy is actively engaged in identifying, financing & developing oil & gas energy resource properties in North America, including the development of the Gulf Jensen Oil Prospect in New Mexico. The company continues to review additional resource properties that combine positive elements of short-term exploration & development costs with high potential for long-term success & financial return.

Additional information can be found at: www.rainchief.com

On behalf of the Board of Directors,
RainChief Energy Inc. (OTCBB: RCFEF)

“Brad J. Moynes”

Brad J. Moynes
President

For corporate information, contact:
Brad Moynes at 604-601-2070 or info@rainchief.com

For investor relations, contact:
Larry K. Davis at 250-595-7714 or larry.davis@rainchief.com

RainChief Energy Inc.
885 West Georgia Street, Suite 1500, Vancouver, BC V6C-3E8
T: 604-601-2070    F: 604-683-8125
www.rainchief.com

Forward-Looking Information:

This press release contains certain “forward-looking information.” All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses.  Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.